Exhibit 99.1

Valens Semiconductor and Samsung Partner to Enhance the MIPI A-PHY Standard Ecosystem and Collaborate on Next-Generation Products

SEOUL, Korea and HOD HASHARON, Israel – September 9th, 2025 – Valens Semiconductor (NYSE: VLN) today announced that Samsung is supporting the MIPI A-PHY standard for high-speed sensor connectivity and is partnering with Valens Semiconductor to develop the next generation of MIPI A-PHY products, in response to strong market demand from global OEMs.

Valens and Samsung have a long history of collaboration. Samsung was among the earlier investors in Valens, and the two companies were among the founding members of the HDBaseT Alliance, ProAV’s largest interoperable ecosystem with over 200 member companies.

“The growth of the MIPI A-PHY standard is increasingly evident across the industry,” said Taejoong Song, corporate vice president of Foundry Technology Planning at Samsung Electronics. “OEMs are demanding a next-generation connectivity solution that can ferry them to higher levels of ADAS and autonomous driving, and A-PHY offers the key technical breakthroughs necessary to achieve this. Samsung FinFET technology for automotive applications carries remarkable performance. We are committed to delivering cutting-edge automotive solutions with Valens based on our advanced automotive process.”

“The support of MIPI A-PHY by an electronics giant like Samsung is proof positive that this standard is the future of automotive connectivity,” said Gideon Ben Zvi, CEO of Valens Semiconductor. “After announcing three design wins with leading European OEMs, and then receiving the backing of Mobileye, we’re continuing to build strong momentum for Valens’ A-PHY offering. We’re looking forward to developing the next generation of A-PHY products together with Samsung.”

Samsung Foundry will fabricate Valens Semiconductor’s MIPI A-PHY chipsets using its advanced automotive process node, which has a proven track record. This advanced process is supported by Samsung’s extensive expertise in automotive foundry processes, intellectual property (IP), and service package development, enabling manufacturers to create cutting-edge innovations in assisted and automated mobility. Samsung FinFET technology for automotive-grade applications presents tight process controls and advanced IP for exceptional reliability and traceability.

MIPI A-PHY is the first automotive industry standard developed for in-vehicle high-speed sensor and display connectivity. The standard has attracted a growing ecosystem that is designing products based on the MIPI A-PHY. Valens is a leader in MIPI A-PHY, offering the first chipsets on the market to comply with the standard, the VA7000 Series, and the first to achieve design wins with OEMs.

About Valens Semiconductor

Valens Semiconductor (NYSE:VLN) is a leader in high-performance connectivity, enabling customers to transform the digital experiences of people worldwide. Valens’ chipsets are integrated into countless devices from leading customers, powering state-of-the-art audio-video installations, next-generation videoconferencing, and enabling the evolution of ADAS and autonomous driving. Pushing the boundaries of connectivity, Valens sets the standard everywhere it operates, and its technology forms the basis for the leading industry standards such as HDBaseT® and MIPI A-PHY. For more information, visit https://www.valens.com/.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding our anticipated future results, including financial results, our five-year plan, currency exchange rates, and contract wins, and future economic and market conditions. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Valens Semiconductor’s (“Valens”) management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Valens Semiconductor. These forward-looking statements are subject to a number of risks and uncertainties, including the cyclicality of the semiconductor industry; the effect of inflation and a rising interest rate environment on our customers and industry; the ability of our customers to absorb inventory; competition in the semiconductor industry, and the failure to introduce new technologies and products in a timely manner to compete successfully against competitors; if Valens fails to adjust its supply chain volume due to changing market conditions or fails to estimate its customers’ demand; disruptions in relationships with any one of Valens’ key customers; any difficulty selling Valens’ products if customers do not design its products into their product offerings; Valens’ dependence on winning selection processes; even if Valens succeeds in winning selection processes for its products, Valens may not generate timely or sufficient net sales or margins from those wins; sustained yield problems or other delays or quality events in the manufacturing process of products; our ability to effectively manage, invest in, grow, and retain our sales force, research and development capabilities, marketing team and other key personnel; our ability to timely adjust product prices to customers following price increase by the supply chain; our ability to adjust our inventory level due to reduction in demand due to inventory buffers accrued by customers; our expectations regarding the outcome of any future litigation in which we are named as a party; our ability to adequately protect and defend our intellectual property and other proprietary rights; our ability to successfully integrate or otherwise achieve anticipated benefits from acquired businesses; the market price and trading volume of the Valens ordinary shares may be volatile and could decline significantly; global political and economic uncertainty, including with respect to China-Taiwan relations; political, economic, governmental and tax consequences associated with our incorporation and location in Israel; and those factors discussed in Valens’ Form 20-F filed with the SEC on February 26, 2025 under the heading “Risk Factors,” and other documents of Valens filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Valens does not presently know or that Valens currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Valens’ expectations, plans or forecasts of future events and views as of the date of this press release. Valens anticipates that subsequent events and developments may cause Valens’ assessments to change. However, while Valens may elect to update these forward-looking statements at some point in the future, Valens specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Valens’ assessment as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Press Contacts

Yoni Dayan

Head of Communications

Valens Semiconductor Ltd.

Yoni.dayan@valens.com

Hadley McKinnon

Senior Account Executive

Fusion PR

hadley.mckinnon@fusionpr.com

Investor Contacts

Michal Ben Ari

Investor Relations Manager

Valens Semiconductor Ltd.

michal.benari@valens.com